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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Camelot Investment Advisers, Ltd

OFFICIAL USE ONLY
42310
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

995 Old Eagle School Road, Suite 320
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Eng 610-225-3062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Conner, LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave. (Address) Paoli (City) PA (State) 19301 (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing
FEB 23 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Rosato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Camelot Investment Advisers, Ltd, as of ~~December 31~~, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JUDY ENG, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires May 14, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

CAMELOT INVESTMENT ADVISERS, LTD.

December 31, 2008 and 2007

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

CAMELOT INVESTMENT ADVISERS, LTD.

Financial Statements and Supplementary Financial Information

December 31, 2008 and 2007

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

We have audited the accompanying statements of financial condition of Camelot Investment Advisers, Ltd. (an S-Corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camelot Investment Advisers, Ltd. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP
SIANA CARR & O'CONNOR, LLP

February 5, 2009

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone: 610-296-4200 Fax: 610-296-3659 Email: solutions@scocpa.com

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Financial Condition
December 31, 2008 and 2007

Assets	2008	2007
Cash	$145,506	$ 39,349
Due from clearing broker	610,125	426,922
Securities owned:		
Marketable, at market value	-0-	36,035
Related party receivable	994	-0-
Furniture, equipment, software and leasehold improvements (net of accumulated depreciation and amortization of $79,055 and $70,257, respectively)	53,884	17,802
Prepaid expenses and other assets	106,828	105,130
Total assets	$917,337	$625,238
Liabilities and shareholders' equity		
Liabilities:		
Commissions payable	$ 5,133	$ 13,483
Accounts payable and accrued expenses	89,647	81,144
Related party payable	-0-	5,636
Securities sold but not yet purchased, at fair value	165	-0-
Total liabilities	94,945	100,263
Shareholders' equity:		
Common stock (no par value, 1,000 shares authorized; 200 shares issued and outstanding)	125,000	125,000
Additional paid-in capital	675,000	375,000
Retained earnings	22,392	24,975
Total shareholders' equity	822,392	524,975
Total liabilities and shareholders' equity	$917,337	$625,238

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues (losses):		
Commissions	$ 676	$ 906
Mark-ups/mark-downs	4,017,769	3,403,664
Brokerage fees	156,952	79,454
Principal trading	(5,608)	(2,409)
Other	145,754	195,673
Total revenues	4,315,543	3,677,288
Expenses:		
Clearance and exchange fees	475,749	605,983
Commissions	2,223,146	1,682,580
Employee compensation and benefits	1,340,032	1,131,822
Occupancy and equipment rental	175,900	157,100
Other operating expenses	103,200	103,809
Interest expense	99	155
Total expenses	4,318,126	3,681,449
Net loss	$ (2,583)	$ (4,161)

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance - December 31, 2006	200	$125,000	$375,000	$29,136	$529,136
Net loss				(4,161)	(4,161)
Balance - December 31, 2007	200	125,000	375,000	24,975	524,975
Capital contributions			300,000		300,000
Net loss				(2,583)	(2,583)
Balance - December 31, 2008	200	$125,000	$675,000	$22,392	$822,392

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (2,583)	$ (4,161)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	8,798	3,046
(Increase) decrease in:		
Due from clearing broker	(183,203)	57,205
Securities owned	36,035	(36,035)
Related party receivable	(994)	-0-
Prepaid expenses and other assets	(1,698)	(1,414)
Increase (decrease) in:		
Commissions payable	(8,350)	(9,052)
Accounts payable and accrued expenses	8,503	2,977
Related party payable	(5,636)	3,844
Securities sold but not yet purchased	165	-0-
Net cash provided (used) by operating activities	(148,963)	16,410
Cash flows from investing activities:		
Purchase of furniture, equipment, software and leasehold improvements	(44,880)	(16,179)
Net cash used by investing activities	(44,880)	(16,179)
Cash flows from financing activities:		
Capital contributions	300,000	-0-
Net cash provided by financing activities	300,000	-0-
Net increase in cash	106,157	231
Cash - beginning of year	39,349	39,118
Cash - end of year	$ 145,506	$ 39,349
Supplementary cash flow disclosure:		
Cash paid for interest	$ 99	$ 155

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Camelot Investment Advisers, Ltd. (the Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby it does not carry accounts for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities and commitments for securities sold but not yet purchased are recorded at fair value, with gains and losses reflected in income. Fair value is generally based on quoted market prices for traded securities.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Revenues and Expenses

Commission and mark-up/mark-down revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense was $8,798 and $3,046 in 2008 and 2007, respectively.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassification

Certain amounts reported for 2007 have been reclassified to conform with the 2008 presentation.

(3) CONCENTRATIONS OF CREDIT RISK

Clearing Broker

The Company engages in various activities with one clearing broker. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk.

(4) SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. These transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recognized in the statements of financial condition. The Company had $165 and $-0- of these securities as of December 31, 2008 and 2007, respectively.

(5) RELATED PARTY TRANSACTIONS AND COMMON CONTROL

The Company derives a significant portion of its revenues from clients who are related to the Company through common ownership and/or common control. Had the Company been operating autonomously, its financial position and results of operations could have been significantly different as of December 31, 2008 and 2007 and for the years then ended.

For the years ended December 31, 2008 and 2007, the Company derived approximately 100% of its commission and mark-up/mark-down revenue from related parties. For the years ended December 31, 2008 and 2007, the Company derived approximately 82% and 66% respectively, of its other revenue from related parties and had $-0- and $5,636 payable to one of the related parties. At December 31, 2008, the Company has a $994 receivable from one of the related parties.

(6) EMPLOYEE BENEFIT PLAN

The Company sponsors a SIMPLE-IRA retirement plan which is offered to all employees. The Company matches employees' contributions, up to 3% of the employee's pay or $10,500 ($13,000 for employees over 50), whichever is less. Company contributions to the plan were $49,111 and $45,125 for the years ended December 31, 2008 and 2007, respectively.

(7) OPERATING LEASE

The Company extended its operating lease for office space which expired July 31, 2008 for an additional five years, commencing on August 1, 2008. The monthly payments were $4,126 from January 1, 2007 through July 31, 2008 and $3,796 from August 1, 2008 through December 31, 2008. The Agreement includes an escalation clause and also obligates the Company for certain operating expenses.

Rental expense incurred in connection with this agreement was $50,580 and $49,625 for the years ended December 31, 2008 and 2007, respectively.

The following is a schedule of future minimum rental payments required under the operating leases for the next five years and in the aggregate as of December 31, 2008:

2009	$ 48,035
2010	52,116
2011	53,587
2012	55,059
2013	32,618
	$241,415

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $723,689 which was $623,689 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1 as of December 31, 2008.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3(k)(2)(ii) which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 10 and 11 are not applicable.

The Company renewed its clearing agreement in January 2008 with National Financial Services, LLC. Under terms of the new agreement, the Company's net capital requirement was increased to $500,000. The shareholders made an additional capital contribution of $300,000 in January 2008 to satisfy this requirement.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

CAMELOT INVESTMENT ADVISERS, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net capital:	
Total shareholders' equity	$822,392
Less - ownership equity not allowable for net capital	-0-
Total shareholders' equity qualified for net capital	822,392
Less - non-allowable assets:	
Receivables from noncustomers	994
Furniture, equipment, software and leasehold improvements	53,884
Prepaid expenses and other assets	32,150
Total non-allowable assets	87,028
Net capital before haircuts on securities positions and money market mutual fund	735,364
Less - haircuts on securities and money market mutual fund	11,675
Net capital	$723,689
Aggregate indebtedness:	
Accounts payable, accrued expenses and commissions payable	$94,780
Total aggregate indebtedness	$94,780
Computation of basic net capital requirement:	
Net capital requirement	$100,000
Net capital	723,689
Excess of net capital	$623,689
Excess of net capital at 1000%	$714,211
Ratio of aggregate indebtedness to net capital	.13 to 1

Schedule II

CAMELOT INVESTMENT ADVISERS, LTD.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

CAMELOT INVESTMENT ADVISERS, LTD.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

CAMELOT INVESTMENT ADVISERS, LTD.
Notes to Supplemental Schedules
December 31, 2008

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2008 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2008 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

CAMELOT INVESTMENT ADVISERS, LTD.
Year Ended December 31, 2008

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Siana
Carr &
O'Connor, LLP

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American Institute of Certified Public Accountants

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

In planning and performing our audit of the financial statements of Camelot Investment Advisers, Ltd. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone: 610-296-4200 Fax: 610-296-3659 Email: solutions@scocpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor LLP

SIANA CARR & O'CONNOR, LLP

February 5, 2009

END